Allianz Life Insurance Company of North America

Stewart Gregg
Senior Securities Counsel
Corporate Legal
5701 Golden Hills Drive
Minneapolis, MN  55416-1297

Telephone:  763-765-2913
Telefax:       763-765-6355
Stewart.gregg@allianzlife.com
www.allianzlife.com

May 9, 2013

Ms. Sally Samuel
Insured Investments Office
Securities and Exchange Commission
100 F Street, NE
Washington, DC    20549-4644

Re:           Initial Registration Statements on Form N-4 and S-1

Allianz Life Insurance Company of North America
Allianz Life Variable Account B
File Nos.               333-185864, 333-185866 and 811-05618

Dear Ms. Samuel:

We received oral comments from you today with respect to Registrants’ above-referenced Initial Registration Statements on Form N-4 and S-1. This letter responds to those comments.

Attached to this letter are redlined pages of the prospectus and Exhibit 99(b) that have been revised to respond to today’s comments. The responses to comments apply to both filings as applicable. All page numbers in this letter refer to the courtesy copy of the redline prospectus pages sent to you on May 8th.

1.      General Comment

Comment:

Please clarify that a negative Performance Credit means that an Owner can lose money.

Response:

Additional disclosure has been added to the prospectus.

2.      Cover Page

Comments:

(a)	Please include the effective date of the prospectus.

(b)	Please revise the following sentences to read as follows.

The Index Performance Strategy includes a risk of potential loss of principal for negative performance in excess of the Buffer and the loss could be substantial. You can lose money that you allocate to the Index Performance Strategy as a result of Index fluctuations. If you withdraw money from an Index Performance Strategy Index Option before the Index Anniversary you could lose principal even if the Index value is positive on the date of withdrawal.

Please make the same revisions to the Summary and Risk Factors sections.

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Responses:

(a)	Revised as requested.

(b)	Revised as requested.

3.      Glossary

Comment:

In the definition of Credit, please indicate that credits can be positive, or negative if an Owner selects the Index Performance Strategy.

Response:

Additional disclosure has been added to the prospectus.

4.      Summary (page 7)

Comments:

(a)	As required by Item 503(b) of regulation S-K please add the address and phone number of the principal executive office to either the Cover Page or the Summary.

(b)	Please move the bold text from page 8 regarding Index Performance Strategy’s risk of loss of principal to the opening paragraphs of this section on page 7.

(c)	Please move the bold text from page 10 regarding the Daily Adjustment may be negative to the opening paragraphs of this section on page 7 and add the following sentence.

This means you may receive reduced principal even if the Index value is positive on that day.

(d)	In the opening paragraph of this section on page 7 please indicate that with the Index Performance Strategy there is a Cap on positive Credits and no protection for loss in excess of the Buffer.

(e)
In the opening paragraph of this section on page 7 please indicate new Caps are set every 7 calendar days, Caps on an issued Contract are reset annually, and include the website address for the current Caps.

Responses:

(a)	Additional disclosure has been added to the prospectus.

(b)	Disclosure moved as requested.

(c)	Disclosure revised and moved as requested.

(d)	Additional disclosure has been added to the prospectus.

(e)	Additional disclosure has been added to the prospectus.

5.      Summary– Who Should Consider Purchasing the Contract? (page 7)

Comment:

You state this Contract is “for people who are looking for a level of protection”. Please also state this Contract is not intended for someone who is seeking complete protection from downside risk.

Response:

Additional disclosure has been added to the prospectus.

6.      Summary– What Are the Contract Charges? (page 7)

Comment:

Please add a cross-reference to the section of the prospectus that discusses the pro-rata deduction of Contract charges and fees.

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Response:

Additional disclosure has been added to the prospectus.

7.      Summary– What are the Contract’s Benefits? (pages 8-9)

Comments:

(a)	In the second sentence of the paragraph regarding the Index Performance Strategy, please add “if this is the first Index Anniversary” to the parenthetical at the end of the sentence.

(b)
Please indicate that changes to Declared Protection Strategy Credits, Buffers for newly issued Contracts, and any changes to Caps are published seven calendar days before they take effect instead of one week. Please make this change throughout the prospectus.

Responses:

(a)	Revised as requested.

(b)	Additional disclosure has been added to the prospectus.

8.      Summary – What Are the Different Values Within the Contract? (pages 9-10)

Comments:

(a)	Please delete the paragraphs discussing the Proxy Investment and Black Scholes model as this discussion is too detailed for this part of the filing.

(b)	Please remove reference to the Black Scholes model from the last paragraph in this section.

Responses:

(a)	Revised as requested.

(b)	Revised as requested.

9.      Risk Factors – Substitution of an Index (page 17)

Comments:

(a)	Please clarify that a substitution of an Index does not change current Caps.

(b)	Please clarify that any change to the Cap associate with the substitution of an Index would occur in the next Index Year.

(c)	Please be more specific about the Company’s ability to replace an Index.

Responses:

(a)	Additional disclosure has been added to the prospectus.

(b)	Additional disclosure has been added to the prospectus.

(c)	Additional disclosure has been added to the prospectus.

10.      Risk Factors – Changes to Caps, Buffers, and Declared Protection Strategy Credits (page 18)

Comments:

(a)	Please clarify that the minimum Cap does not change during the time an Owner has the Contract.

(b)
Please clarify that if an Owner does not find the new Caps for future Index Years acceptable they must move their money on the Index Anniversary to avoid being subject to the new Cap and not being able to move money until the next Index Year.

Responses:

(a)	Additional disclosure has been added to the prospectus.

(b)	Additional disclosure has been added to the prospectus.

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11.      Allocation of Purchase Payments (Page 23)

Comment:

Please clarify that if an Owner selects an Index Option at issue, then the portion of future Purchase Payments that were allocated to the Index Options will be placed in the AZL Money Market Fund until the next Index Anniversary unless the Company receives alternate instructions.

Response:

Additional disclosure has been added to the prospectus.

12.      Section 7, Index Options (page 30)

Comment:

In the Note on page 31 please break the last sentence in two and clarify that the amount remaining in both Crediting Methods is eligible for a Credit.

Response:

Additional disclosure has been added to the prospectus.

13.      Section 7, Index Performance Strategy Index Option Value Daily Adjustment (pages 33-34)

Comment:

Please clarify that the Daily Adjustment generally reflects the change in market value.

Response:

Additional disclosure has been added to the prospectus.

14.      Appendix B – Daily Adjustment (page 114)

Comment:

Please add language describing why the beginning Proxy Value is used as the proxy interest rate, how this might be different from market available interest rates, and what would cause the interest rate to be higher or lower based on investor preferences.

Response:

Additional disclosure has been added to the prospectus.

15.      Exhibit 99(b) to the Form S-1 Registration Statement

Comment:

Please add an example demonstrating that the Daily Adjustment could be negative due to a change in the Proxy Value inputs even if the Index Value has increased.

Response:

Additional disclosure has been added to the prospectus and Exhibit 99(b).

Please contact me with any questions or comments you may have concerning the enclosed. I can be reached at the address listed above or at (763) 765-2913.

Sincerely,

Allianz Life Insurance Company of North America

By:           /s/ Stewart D. Gregg
Stewart D. Gregg

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